702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

Steven P. Whaley
Senior Vice President and Controller

August 5, 2016

Ms. Mara L. Ransom
Assistant Director, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed March 30, 2016
File No. 1-6991

Dear Ms. Ransom:

This letter is in response to your letter dated July 8, 2016, addressed to Mr. M. Brett Biggs, Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc., a Delaware corporation (the "Company"). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in that letter and have provided our response in regular type following each comment.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Walmart International Segment, page 12

1.
We note that net sales in your International segment decreased 9.4% in 2016 as compared to 2015 and 7.2% for the three months ended April 30, 2016 as compared to the same period in 2015. We further note that you attribute these decreases to the negative impact from currency exchange rates and negative comparable sales in certain markets, but you do not separately quantify the impact of these factors. In future filings please provide a separate quantitative and qualitative analysis of each factor contributing to such decreases in net sales. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-6835. Please tell us what this disclosure will look like.

As noted in our "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) of our annual and quarterly reports for the fiscal year ended January 31, 2016 and the three months ended April 30, 2016, our international segment’s net sales decreased 9.4% and 7.2%, respectively, compared to the same periods in the prior year.  The primary factor underlying both of these decreases is the impact from fluctuations in foreign currency exchange rates.  As such, we separately quantified the impact of $17.1 billion in the first paragraph on page 12 in Exhibit 13 to the Form 10-K, Portions of Our Annual Report to Shareholders, for the fiscal year ended January 31, 2016, and the impact of $3.5 billion in the first paragraph on page 27 of Form 10-Q for the three months ended April 30, 2016.  We also provided qualitative commentary on the impacts of growth through new stores and acquisitions, positive and negative comparable sales performance and e-commerce sales within our markets not intending to suggest that they were material factors, but rather to provide directional commentary on the trending within certain key markets.

In future filings, we will clarify our discussion of quantitative and qualitative factors contributing to changes in international net sales. Below is an example draft of our disclosure, based on fiscal 2016 actual results, that is indicative of the clarification we intend to make in future MD&A:

Net sales for the Walmart International segment decreased $12.8 billion or 9.4% for fiscal 2016 when compared to the previous fiscal year.  For fiscal 2016, the decrease in net sales was due to the $17.1 billion of negative impact from fluctuations in currency exchange rates.  Additionally, net sales were impacted by year-over-year growth in retail square feet of 1.2% and positive comparable sales in Mexico and Canada, partially offset by negative comparable sales in the U.K. and China.

If factors such as comparable sales contribute materially to any period-over-period change in net sales, we will include a discussion or quantification in MD&A of such factors in future filings.

Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest, page 29

2.	Please tell us the nature and amount of each item included in other changes in equity for each year presented.
"Other" changes in equity primarily includes stock-based compensation related activity, purchases and divestitures of noncontrolling interests ("NCI"s), and dividends paid to NCI holders. We consolidate these items into an "other" line within the Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest when those items are individually immaterial. For each year presented, the total of the "other" line is 1.4% or less of total equity.

Below is a schedule detailing each of the individual items over $100 million impacting the Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest for each of the three years ended January 31, 2016 ("Fiscal 2016"), January 31, 2015 ("Fiscal 2015"), and January 31, 2014 ("Fiscal 2014"), reconciled back to the total "Other" caption included on page 29 in Exhibit 13 to the Form 10-K, Portions of Our Annual Report to Shareholders. The amounts included under the caption "All other" in the tables below represent the remaining de minimis activities which are individually less than $100 million.

(in millions)	Fiscal 2016 Activity
	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Total Walmart Shareholders' Equity	Nonredeemable Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
Stock-based compensation and other related activity	$—	$276	$—	$276	$7	$283	$—
Purchases of noncontrolling interest shares	—	(800)	—	(800)	(342)	(1,142)	—
VIE consolidation changes	—	—	—	—	(257)	(257)	—
All other	—	(31)	(8)	(39)	(40)	(79)	—
Total Other	$—	$(555)	$(8)	$(563)	$(632)	$(1,195)	$—

	Fiscal 2015 Activity
Stock-based compensation and other related activity	$—	$228	$—	$228	$(3)	$225	$—
Purchases of noncontrolling interest shares	—	(73)	—	(73)	(65)	(138)
Cash dividend declared to noncontrolling interest	—	—	—	—	(647)	(647)	—
All other	1	(26)	(17)	(42)	(16)	(58)	—
Total Other	$1	$129	$(17)	$113	$(731)	$(618)	$—

	Fiscal 2014 Activity
Stock-based compensation and other related activity	$—	$117	$—	$117	$(5)	$112	$—
Purchases of noncontrolling interest shares	—	(45)	—	(45)	(47)	(92)	(45)
Cash dividend declared to noncontrolling interest	—	—	—	—	(493)	(493)	(15)
All other	—	(17)	(41)	(58)	(50)	(108)	1
Total Other	$—	$55	$(41)	$14	$(595)	$(581)	$(59)

Note 9. Taxes, page 45

3.
Please tell us what consideration you gave to disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in accordance with ASC 220-10-45-12.

Consistent with prior years, we considered the disclosures required by ASC 220-10-45-12 as part of our disclosure controls and procedures and concluded the related income tax expense or benefit amounts were not material and consequently did not disclose them. For Fiscal 2016, the income tax effects from other comprehensive income ("OCI") components, which represented less than 2% of OCI, were:

(in millions)	OCI income tax expense (benefit)
OCI component
Currency translation and other	$(195)
Net investment hedges	(12)
Cash flow hedges	112
Minimum pension liability	19
OCI net income tax expense (benefit)	$(76)

Included in the income tax amounts above are $6 million of income tax expense related to cash flow hedges and $4 million of income tax benefit related to minimum pension liability resulting from reclassification adjustments. We expect the income tax effect for each OCI component to continue to be immaterial in the future. However, we will continue to evaluate the effects and, if material, we will provide the required disclosures.

4.
We note the deferred income tax benefit for each year differs from the deferred tax benefits disclosed in the consolidated statements of cash flows. Please show us how to reconcile deferred income tax benefits to the amounts reflected in the consolidated statements of cash flows. Also, we note that your reconciliation of the U.S. statutory tax rate to your effective income tax rate includes a line titled "Other, net." Please tell us the nature and amount of each item included in this reconciling item.

The deferred income tax benefit in Note 9, Taxes for each year differs from the deferred tax benefits disclosed in the consolidated statements of cash flows because of immaterial misclassifications between the "Deferred income taxes" line and other line items within the "Net cash provided by operating activities" section of the consolidated statement of cash flows. We performed an assessment of both quantitative and qualitative factors and determined that the misclassifications are immaterial to the consolidated statements of cash flows. The misclassifications have no impact on "Net cash provided by operating activities" and no impact on the "Net increase (decrease) in cash and cash equivalents." The misclassifications, which will be corrected in future periods, represent approximately 1% or less, both individually and in the aggregate, of "Net cash provided by operating activities" for each of the years in the three year period ended January 31, 2016.

With regards to our reconciliation of the U.S. statutory tax rate to our effective income tax rate, consistent with Regulation S-X, Item 4-08(h)(2), we separately present all items that are individually more than five percent of income before tax multiplied by the applicable statutory Federal income tax rate (5% * 35%, or 1.75%) or that we determine would be significant in assessing earnings trends. Among other discrete items, "other, net" typically includes changes in our assessment of uncertain tax positions, valuation allowances, changes in laws, and outcomes of administrative audits. In all three years presented, all individual items included in "other, net" were 1.25% or less of income before tax.

Note 11. Commitments, page 50

5.
We note the present value of minimum lease payments for your capital lease and financing obligations includes a noncash gain on future termination of financing obligation of $1.1 billion. Please tell us your consideration of expanding the description of your leasing arrangements to explain how a noncash gain was determined and your accounting for the gain. Please provide us with references to the authoritative guidance supporting your accounting.

When we are deemed the owner of leased assets pursuant to ASC 840, Leases ("ASC 840") due to the nature of our involvement in the construction of those leased assets, we apply a financing lease model to account for such "failed sale leaseback" transactions.

Our financing lease model is based on our review and interpretation of the guidance in ASC 840-40, Sale Leaseback Transactions. Additionally, we referred to guidance in ASC 840-10-25-38 for bifurcation of real estate leases for classification purposes, in ASC 840-30-35-1 for adoption of depreciation methods, and in ASC 840-40-55-63 for the effective interest method. The application of the financing lease model was made on a lease by lease basis considering the specific provisions of each arrangement.

Under the financing lease model, the financing lease asset and financing obligation often amortize independently from one another as the asset is amortized on a straight line basis while the obligation is amortized using the effective interest method.  Additionally, a portion of each lease payment is allocated as implied land rental cost which is reflected within the operating lease column in our minimum lease payment table with the remaining amount of the lease payment used to service the debt (i.e., interest expense is recognized and a reduction to the financing lease obligation is recorded using the effective interest method). In certain circumstances, the portion of the lease payment allocated to servicing the debt is insufficient to extinguish the financing obligation by the end of the lease term.  Thus, any excess of the net remaining financing obligation compared to the net carrying value of the leased asset would result in a noncash gain upon the termination of such leases.

Under the heading "Leases" in Note 1, page 32, of Exhibit 13 to our 10-K, Portions of Our Annual Report to Shareholders, for the year ended January 31, 2016, we included discussion of our lease policy pertaining to our involvement in the construction of our stores. In future filings, we will update that portion of our accounting policy, shown below, to include the underlined sentence:
The Company is often involved in the construction of its leased stores. In certain cases, payments made for certain structural components included in the lessor's construction of the leased assets result in the Company being deemed the owner of the leased assets for accounting purposes. As a result, regardless of the significance of the payments, Accounting Standards Codification 840, Leases, ("ASC 840") defines those payments as automatic indicators of ownership and requires the Company to capitalize the lessor's total project cost with a corresponding financing obligation. Upon completion of the lessor's project, the Company performs a sale-leaseback analysis pursuant to ASC 840 to determine if these assets and the related financing obligation can be derecognized from the Company's Consolidated Balance Sheets. If the Company is deemed to have "continuing involvement," the leased assets and the related financing obligation remain on the Company's Consolidated Balance Sheets and are generally amortized over the lease term. Upon termination of a financing lease, any net remaining financing obligation in excess of the net carrying value of the related financing lease asset will be recognized as a noncash gain.

Note 13. Acquisitions, Disposals and Related Items, page 51

6.
Please tell us what consideration you gave to providing a separate schedule showing the effects of changes in the parent's ownership interest in subsidiaries on the equity attributable to the parent. Please refer to paragraph d. of ASC 810-10-50-1A.

We considered the disclosure requirements of paragraph d. of ASC 810-10-50-1A and determined as a part of our disclosure controls and procedures that, as total non-controlling interest represented approximately 3.7% of total equity as of January 31, 2016, the schedule was not material for inclusion in the notes to the consolidated financial statements.

General

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 204-8263.

Sincerely,

/s/ Steven P. Whaley

Steven P. Whaley
Senior Vice President and Controller

cc:	Ms. Donna Di Silvio	Mr. William Thompson
	Staff Accountant	Accounting Branch Chief
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

	Mr. Michael Kennedy	Ms. Lisa Kohl
	Staff Attorney	Legal Branch Chief
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

	Mr. M. Brett Biggs	Ms. Mara L. Ransom
	Executive Vice President and Chief Financial Officer	Assistant Director, Office of Consumer Products
	Wal-Mart Stores, Inc.	U.S. Securities and Exchange Commission

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.